STATEMENT OF INVESTMENTS

Dreyfus Pennsylvania Municipal Money Market Fund

February 28, 2007 (Unaudited)

Short-Term Investments--99.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Allegheny County Industrial Development Authority, IDR (Watson Rhenania Coatings Company Project) (LOC; PNC Bank)	3.73	3/7/07	1,420,000 a	1,420,000
Allegheny County Port Authority, Subordinate Lien Special Transportation Revenue (Insured; MBIA)	5.38	6/1/07	2,485,000	2,494,940
Beaver County Industrial Development Authority, IDR (Warehouse Real Estate Associates, L.P. II Project) (LOC; Citizens Bank of Pennsylvania)	3.77	3/7/07	440,000 a	440,000
Berks County Industrial Development Authority, Manufacturing Facilities Revenue (The Bachman Company Project) (LOC; PNC Bank)	3.60	3/7/07	1,425,000 a	1,425,000
Berks County Industrial Development Authority, Revenue (Beacon Container Corporation Project) (LOC; Wachovia Bank)	3.82	3/7/07	710,000 a	710,000
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Co. Project) (LOC; Wachovia Bank)	3.82	3/7/07	355,000 a	355,000
Berks County Industrial Development Authority, Revenue (Fleetwood Industries Business Trust Project) (LOC; First Tennessee Bank)	3.75	3/7/07	2,370,000 a	2,370,000
Bethel Park School District, GO Notes (Insured; FSA)	5.25	8/1/07	250,000	251,607
Bucks County Industrial Development Authority, IDR (Dunmore Corporation Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,745,000 a	1,745,000
Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank)	3.77	3/7/07	265,000 a	265,000
Butler County Industrial Development Authority, EDR (Armco Inc. Project) (LOC; Fifth Third Bank)	3.73	3/7/07	1,715,000 a	1,715,000

Butler County Industrial Development Authority, EDR (Butler County Family YMCA Project) (LOC; National City Bank)	3.72	3/7/07	6,500,000 a	6,500,000
Centre County, GO Notes (Insured; MBIA)	4.50	7/1/07	400,000	401,248
Chester County, Revenue (LOC; PNC Bank)	3.70	3/7/07	1,900,000 a	1,900,000
Clinton County, TRAN	4.25	12/28/07	3,245,008	3,258,434
College Township Industrial Develoment Authority, IDR, Refunding (Ball Corporation Project) (LOC; JPMorgan Chase Bank)	3.58	3/7/07	2,300,000 a	2,300,000
Cumberland County, GO (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.70	3/1/07	3,285,000 a	3,285,000
Cumberland County Industrial Development Authority, Revenue (Lawrence Schiff Silk Mills, Inc. Project) (LOC; Wachovia Bank)	3.67	3/7/07	275,000 a	275,000
Delaware County Authority, Health System Revenue (Mercy Health System of Southeastern Pennsylvania Issue) (Liquidity Facility; Westdeutsche Landesbank and LOC; Westdeutsche Landesbank)	3.74	3/7/07	15,840,000 a,b	15,840,000
Delaware County Industrial Development Authority, Revenue (Astra Foods, Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	4,000,000 a	4,000,000
Delaware County Industrial Development Authority, Revenue (Melmark Incorporated Project) (LOC; Commerce Bank)	3.70	3/7/07	1,250,000 a	1,250,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.70	3/7/07	2,300,000 a	2,300,000
East Hempfield Township Industrial Development Authority, Revenue (BGT Realty Project) (LOC; Fulton Bank)	3.80	3/7/07	2,750,000 a	2,750,000
East Hempfield Township Industrial Development Authority, Revenue (Student Lodging Inc. Project) (LOC; Fulton Bank)	3.75	3/7/07	4,000,000 a	4,000,000
Elizabethtown Industrial Development Authority, College				

Revenue (Elizabethtown College Project) (LOC; Fulton Bank)	3.75	3/7/07	3,000,000 [a]	3,000,000
Erie County Convention Center Authority, Convention Center Hotel Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.72	3/7/07	6,015,000 [a,b]	6,015,000
Erie County Hospital Authority, Revenue (Hamot Health Foundation) (Insured; AMBAC)	5.00	5/15/07	300,000	300,751
Erie County Hospital Authority, Revenue (Union City Memorial Hospital Project) (LOC; M&T Bank)	3.70	3/7/07	300,000 [a]	300,000
Franklin County Industrial Development Authority, Revenue (James and Donna Martin Project) (LOC; Wachovia Bank)	3.82	3/7/07	800,000 [a]	800,000
Franklin County Industrial Development Authority, Revenue (Loudon Industries Inc. Project) (LOC; M&T Bank)	3.85	3/7/07	1,300,000 [a]	1,300,000
Hampden Industrial Development Authority, Revenue (Pennsylvania Pipe, Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,105,000 [a]	1,105,000
Hatfield Township Industrial Development Authority, Revenue (H & N Packaging, Inc. Project) (LOC; Eurohypo AG)	3.77	3/7/07	450,000 [a]	450,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	3.70	3/7/07	265,000 [a]	265,000
Lancaster Industrial Development Authority, EDR (Purple Cow Partners LLC Project) (LOC; First Tennessee Bank)	3.73	3/7/07	2,465,000 [a]	2,465,000
Lancaster Industrial Development Authority, Revenue (Boose Aluminum Foundry Project) (LOC; Fulton Bank)	3.80	3/7/07	2,770,000 [a]	2,770,000
Lancaster Industrial Development Authority, Revenue (Boose Properties, LP Project) (LOC; Fulton Bank)	3.80	3/7/07	2,055,000 [a]	2,055,000
Lancaster Industrial Development Authority, Revenue (Ensco Limited Project) (LOC; M&T Bank)	3.85	3/7/07	180,000 [a]	180,000
Lancaster Industrial Development Authority, Revenue (Farm and Home Foundation of Lancaster				

County Project) (LOC; Fulton Bank)	3.75	3/7/07	2,615,000 a	2,615,000
Lancaster Industrial Development Authority, Revenue (RIS Paper Company Project) (LOC; PNC Bank)	3.77	3/7/07	200,000 a	200,000
Lancaster Industrial Development Authority, Revenue (Snavely's Mill, Inc. Project) (LOC; Fulton Bank)	3.85	3/7/07	2,385,000 a	2,385,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	3.61	3/7/07	2,600,000 a	2,600,000
Lehigh County General Purpose Authority, HR (Saint Luke's Hospital of Bethlehem, Pennsylvania Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.73	3/7/07	6,000,000 a,b	6,000,000
Lehigh County Industrial Development Authority, Revenue (Impress Industries Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,620,000 a	1,620,000
Lehigh County Industrial Development Authority, Revenue (Prior Coated Metals Project) (LOC; Wachovia Bank)	3.92	3/7/07	625,000 a	625,000
Monroe County, TRAN	4.00	12/31/07	1,850,000	1,854,026
Montgomery County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	3.70	3/9/07	2,000,000	2,000,000
Montgomery County Industrial Development Authority, Revenue (Big Little Associates Project) (LOC; Wachovia Bank)	3.67	3/7/07	300,000 a	300,000
Montgomery County Industrial Development Authority, Revenue (Girl Scouts of Southeastern Pennsylvania Project) (LOC; Wachovia Bank)	3.77	3/7/07	200,000 a	200,000
Montgomery County Industrial Development Authority, Revenue (Northwestern Human Services, Inc. Project) (LOC; Commerce Bank)	3.75	3/7/07	13,460,000 a	13,460,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,000,000 a	1,000,000
North Lebanon Township Municipal				

Authority, Revenue (The Penn Laurel Girl Scout Council, Inc. Project) (LOC; Wachovia Bank)	3.62	3/7/07	150,000 a	150,000
North Wales Water Authority, Rural Water Projects Revenue Notes	3.63	4/2/07	2,600,000	2,600,000
Northampton County Industrial Development Authority, IDR (S&L Plastics, Inc. Project) (LOC; Bank of America)	3.79	3/7/07	2,750,000 a	2,750,000
Northampton County Industrial Development Authority, Revenue (Bardot Plastics Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	250,000 a	250,000
Northampton County Industrial Development Authority, Revenue (Reale Associated Project) (LOC; Wachovia Bank)	3.82	3/7/07	1,325,000 a	1,325,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	3.82	3/7/07	2,030,000 a	2,030,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	3.82	3/7/07	405,000 a	405,000
Pennsylvania, GO Notes	6.00	7/1/07	1,175,000	1,184,640
Pennsylvania, GO Notes	5.00	10/1/07	245,000	246,961
Pennsylvania Economic Development Financing Authority, EDR (LOC; PNC Bank)	3.73	3/7/07	1,150,000 a	1,150,000
Pennsylvania Economic Development Financing Authority, EDR (CTP Carrera Incorporated Project) (LOC; PNC Bank)	3.73	3/7/07	1,200,000 a	1,200,000
Pennsylvania Economic Development Financing Authority, Revenue (LOC; Wachovia Bank)	3.82	3/7/07	700,000 a	700,000
Pennsylvania Economic Development Financing Authority, Revenue (Material Technology and Logistics, Inc. Project) (LOC; Wachovia Bank)	3.77	3/7/07	340,000 a	340,000
Pennsylvania Economic Development Financing Authority, Revenue (Westrum Harleysville II, L.P. Project) (LOC; FHLB)	3.71	3/7/07	1,000,000 a	1,000,000
Pennsylvania Higher Educational Facilities Authority, Health				

Services Revenue (University of Pennsylvania) (Insured; MBIA)	4.50	1/1/08	225,000	226,598
Pennsylvania Higher Educational Facilities Authority, Health System Revenue (University of Pennsylvania)	5.00	8/15/07	2,360,000	2,374,295
Pennsylvania Higher Educational Facilities Authority, HR (Phoenixville Hospital) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Lloyds TSB Bank PLC)	3.75	3/7/07	11,800,000 [a,b]	11,800,000
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.00	6/15/07	500,000	502,069
Pennsylvania Higher Educational Facilities Authority, Revenue (Thomas Jefferson University) (Insured; AMBAC)	4.40	7/1/07	200,000	200,529
Pennsylvania Housing Finance Agency, SFMR	3.75	10/1/07	930,000	930,000
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (Philadelphia Funding Program) (Insured; FGIC)	5.00	6/15/07	2,100,000	2,108,694
Pennsylvania State University, GO	5.25	8/15/07	300,000	302,261
Philadelphia, Airport Revenue, Refunding (Philadelphia Airport System) (Insured; FGIC)	6.00	6/15/07	5,435,000	5,472,305
Philadelphia, GO Notes, TRAN	4.50	6/29/07	3,000,000	3,007,136
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	5.50	6/15/07	570,000	573,175
Philadelphia Authority for Industrial Development, IDR (I Rice Associates LP Project) (LOC; Wachovia Bank)	3.82	3/7/07	500,000 [a]	500,000
Philadelphia Authority for Industrial Development, Revenue (Lannett Company) (LOC; Wachovia Bank)	3.82	3/7/07	230,000 [a]	230,000
Philadelphia Authority for Industrial Development, Revenue (Today's Graphics, Inc. Project) (LOC; Wachovia Bank)	3.82	3/7/07	355,000 [a]	355,000
Philadelphia Hospitals and Higher Education Facilities Authority, Community College				

Revenue (Community College of Philadelphia) (Insured; MBIA)	6.50	5/1/07	200,000	200,956
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System) (Insured; MBIA)	5.25	5/15/07	1,000,000	1,003,390
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (The Philadelphia School) (LOC; Wachovia Bank)	3.72	3/7/07	150,000 a	150,000
Philadelphia School District, GO Notes (Insured; FGIC)	5.50	8/1/07	1,550,000	1,562,053
Philadelphia School District, GO Notes, TRAN (LOC; Bank of America)	4.50	6/29/07	3,000,000	3,006,838
Pine Grove Joint Treatment Authority, BAN	4.00	8/1/07	1,000,000	1,000,000
Pittsburgh School District, GO Notes (Insured; AMBAC)	4.25	9/1/07	2,250,000	2,257,159
Roaring Fork Municipal Products LLC (Philadelphia, Airport Revenue) (Insured; MBIA and Liquidity Facility; The Bank of New York)	3.80	3/7/07	10,805,000 a,b	10,805,000
Schuylkill County Industrial Development Authority, IDR (M & Q Packing Corporation Project) (LOC; PNC Bank)	3.77	3/7/07	575,000 a	575,000
State Public School Building Authority, College Revenue (Community College of Allegheny County Project) (Insured; AMBAC)	5.00	7/15/07	680,000	683,605
Telford Industrial Development Authority, Revenue (Ridgetop Project) (LOC; Bank of America)	3.79	3/7/07	4,690,000 a	4,690,000
Temple University of the Commonwealth System of Higher Education, University Funding Obligations	5.00	4/26/07	280,000	280,515
Venango County Industrial Development Authority, RRR, CP (Scrubgrass Project) (LOC; Dexia Credit Locale)	3.70	3/5/07	1,140,000	1,140,000
Venango Industrial Development Authority, RRR, CP (Scrubgrass Project) (LOC; Dexia Credit Locale)	3.68	4/2/07	1,140,000	1,140,000
York County Industrial Development Authority, Revenue (495 Leasing Project) (LOC; Wachovia Bank)	3.82	3/7/07	500,000 a	500,000
York County,				

TRAN	4.00	6/30/07	1,000,000	1,001,247
York Redevelopment Authority,				
Revenue (LOC; M&T Bank)	3.75	3/7/07	3,435,000 a	3,435,000

Total Investments (cost $194,460,432)	**99.5%**	**194,460,432**
Cash and Receivables (Net)	**.5%**	**971,531**
Net Assets	**100.0%**	**195,431,963**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $50,460,000 or 25.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue

PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance